3B

05038694

SEC... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R-G Investments Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Jesús T. Piñero Avenue 8th Floor
(No. and Street)

San Juan (City) PR (State) 00918 (Zip Code)

RECEIVED MAR 01 2005 185 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Liza M. Cardona (787) 620-8646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

BBVA Bldg 9th Floor (Address) Muñoz Rivera Avenue (City) San Juan PR (State) 00918 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

AFFIDAVIT NUM. 124

OATH OR AFFIRMATION

I, Ramiro L. Colón, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R-G Investments Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Personally known to me in San Juan, PR today February 25, 2005.

Maria Cristina Mayoral Maldonado
Abogada-Notario

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

R-G Investments Corporation

(a wholly-owned subsidiary of R&G Financial Corporation)

Statement of Financial Condition

December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
254 Muñoz Rivera
BBVA Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
R-G Investments Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of R-G Investments Corporation (the "Company") (a wholly-owned subsidiary of R&G Financial Corporation) at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 11, 2005

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2007
Stamp 2008640 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

R-G Investments Corporation
(a wholly-owned subsidiary of R&G Financial Corporation)
Statement of Financial Condition
December 31, 2004

Assets	
Cash	$ 1,556,270
Securities purchased under agreements to resell	110,491,663
Securities owned, at market value	7,025,465
Accrued interest receivable	400,609
Receivables from clearing broker	8,000,234
Receivables from employees	324,083
Other assets	337,792
Property and equipment, net	174,093
Total assets	$ 128,310,209
Liabilities and Stockholder's Equity	
Securities sold under agreements to repurchase	$ 110,751,770
Accrued interest payable	332,009
Income tax payable	853,087
Accounts payable, accrued expenses and other liabilities	297,959
Total liabilities	112,234,825
Subordinated borrowings (Note 5)	5,000,000
Commitments (Note 10)	
Stockholder's equity	
Common stock, $1 par value; 1,000,000 shares authorized; 100,000 shares issued and outstanding	100,000
Additional paid-in capital	7,600,000
Retained earnings	3,375,384
Total stockholder's equity	11,075,384
Total liabilities and stockholder's equity	$ 128,310,209

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

R-G Investments Corporation (the "Company") is engaged in brokerage services and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates in the Commonwealth of Puerto Rico and is wholly-owned by R&G Financial Corporation ("Parent Company").

The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(2)(i) of the reserve requirement under SEC Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer.

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) and industry practices. Following is a description of the significant accounting policies followed by the Company:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Income Recognition
Securities owned transactions are recorded on the trade date, as if they had settled. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. Underwriting and advisory fees are recorded at the time the underwriting is completed and income is reasonably determinable.

Securities Owned
Securities owned are valued at market or estimated fair value, if market value is not readily determinable. Unrealized gains and losses on securities are reflected in the Statement of Income.

Securities Purchased/Sold Under Agreement to Resell/Repurchase
Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. The Company monitors the market value of the securities as collateral under the resale agreements as compared to the related receivable, including accrued interest, and requests additional collateral when deemed necessary.

Receivables and Payables to Broker, Dealers and Customers
Accounts receivable and payable to brokers, dealers and customers include principally amounts due on transactions as of December 31, 2004.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is provided on the straight-line basis over the estimated useful life of the asset. Amortization of leasehold improvements is provided over its useful life or the lease period, whichever is shorter.

Major additions and improvements are capitalized, while ordinary maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation on assets retired or sold are removed from the accounts and any gain or loss is included in income.

Income Taxes

The Company follows an asset and liability approach that requires the recognition of deferred tax liabilities and assets for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their recorded amounts for financial reporting purposes. A valuation allowance is recognized for any deferred tax asset which, based on management's evaluation, is more likely than not (a likelihood of more than 50%) that some portion or the entire deferred tax asset will not be realized.

2. Securities Owned

Marketable securities owned consist of investment securities at market value, as follows:

Bank issued Trust Preferred Securities	$ 5,203,725
Municipal government obligations	68,012
Corporate obligations	1,074,100
US Government and agency obligations	71,499
Mutual funds	608,129
	$ 7,025,465

3. Securities Purchased Under Agreements to Resell

The securities underlying the agreements to resell were delivered to, and are held by, the Company. The counterparties to such agreements maintain effective control over such securities. Although the Company is permitted by contract or custom to repledge the securities, it has agreed to resell to the counterparties the same or substantially similar securities at the maturity of the agreements. The fair value of the collateral securities received by the Company on these transactions as of December 31, 2004 were as follows:

Repledged	$118,077,824
Not repledged	2,608,428
	$120,686,252

The repledged securities were used as underlying securities for securities sold under agreements to repurchase.

4. Securities Sold Under Agreements to Repurchase

The following table summarizes certain information on securities sold under agreements to repurchase as of December 31, 2004.

Securities sold under agreements to repurchase	$ 110,751,770
Maximum aggregate balance outstanding at any month-end	$ 147,851,000
Average monthly aggregate balance outstanding	$ 132,878,378

The repurchase agreements outstanding as of December 31, 2004 had maturities ranging from 32 days to 365 days and interest rates ranging between 1.47% and 2.77%.

5. Subordinated Borrowings

The Company has revolving subordinated loan agreements with a commercial bank maturing on September 15, 2005. Under the agreements, the Company may borrow up to $15,000,000. The interest rate on these loans are either LIBOR plus 168 basis points, or Prime floating, as determined by borrower prior to advances. All borrowings under these agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule.

The movement of subordinated borrowings for the year ended December 31, 2004 was as follows:

Balance at January 1, 2004	$ -
Issuance of subordinated borrowing	15,000,000
Payment of subordinated borrowings	(10,000,000)
Balance at December 31, 2004	$ 5,000,000

6. Receivable and Payable From Clearing Broker

Amounts receivable and payable from clearing broker at December 31, 2004, consist of the following:

Receivable from clearing broker	$ 7,924,423
Fees and commissions receivable	$ 75,811
Payable to clearing broker	$ 10,200

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis.

7. Property and Equipment

Property and equipment consisted of the following:

	Useful life (in years)	
Furniture and office equipment	3 - 5	$ 258,237
Leasehold improvements	5	130,421
		388,658
Less: Accumulated depreciation and amortization		214,565
Property and equipment, net		$ 174,093

8. Financial Instruments

Generally, the majority of the Company's financial assets and liabilities are either valued at market or estimated fair value or, because of their short-term nature, their carrying values approximate fair value. Fair values for these financial instruments are based on quoted market prices, quoted prices for similar financial instruments or various pricing models based on discounted anticipated cash flows.

9. Concentrations of Credit Risk

The Company has commitments and risks associated with clients and customers resulting from financing transactions including repurchase agreements. Although the Company has a diversified client base, a significant concentration of such financial transactions is conducted with counterparties in the financial services industry, including broker-dealers, commercial banks and diversified financial service corporations within Puerto Rico. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. Commitments

At December 31, 2004, the Company was obligated with a related party under a noncancelable lease for buildings occupancy with the option to renew the lease for two consecutive terms of one year.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting that were open at December 31, 2004 and were subsequently settled had no material effect on the financial statements as of that date.

11. Clearance Agreement

The Company has entered into a clearing and custody agreement with Pershing LLC ("Pershing"). Pershing is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis and has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through Pershing, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has no liabilities with regard to such right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

12. Related Party Transactions

The Company is a wholly-owned subsidiary of R&G Financial Corporation.

At December 2004, the Company had the following balances outstanding with related parties:

Securities purchased under agreements to resell, including approximately $14,925,000 from officers and employees of the Company and affiliates	$ 74,634,465
Accrued interest receivable	$ 358,420
Other receivables	$ 4,357
Other payables	$ 34,905

Balances due to parent company and affiliates relate to the cost of operating services provided by R&G Financial Corporation or expenses paid on behalf of the Company, as well as the amounts due on securities transactions with affiliates.

13. Supplementary Cash Flow Information

During fiscal year 2004, the Company paid interest amounting to approximately $1,957,000. Income tax payments amounting to approximately $1,331,000 were made during the year.

14. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2004, the Company's net capital of $12,769,517 was $12,519,517 in excess of required net capital of $250,000.

* * * * *